Exhibit 99.2
FORM 12
NOTICE OF PROPOSED STOCK CONSOLIDATION
OR RECLASSIFICATION

Name of Listed Issuer: IM Cannabis Corp. ( the "Issuer")

Trading Symbol: IMCC

Date: November 14, 2022

This form is to be used to report a proposed reclassification, which is any change to the terms of a listed security other than a stock split or dividend.

1.	Provide full details of the reclassification

The Issuer’s issued and outstanding common shares (“Common Shares”) will be consolidated on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the “Share Consolidation”). The Issuer’s outstanding securities that are convertible, exchangeable or exercisable for Common Shares will be adjusted accordingly.

2.	Number of securities outstanding and reserved for issuance following the reclassification

The issued and outstanding Common Shares of the Issuer following the Share Consolidation will be approximately 7,569,526, subject to adjustments for rounding purposes.

3.	Describe the anticipated impact of the reclassification on the liquidity of the market for the listed security and on voting and equity rights of public shareholders

The Issuer does not anticipate any impact on the liquidity of the market for the Common Shares. There will be no change on voting or equity rights.

4.	Date of shareholders’ meeting to approve the reclassification

October 20, 2022

5.	Record date for the reclassification

November 17, 2022

FORM 12 – NOTICE OF PROPOSED STOCK
CONSOLIDATION OR RECLASSIFICATION
January 2015

6.	Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 12 Notice of Proposed Stock Consolidation or Reclassification is true.

Dated November 14, 2022.

Oren Shuster
Name of Director or Senior Officer

“Oren Shuster”
Signature

Chief Executive Officer
Official Capacity

FORM 12 – NOTICE OF PROPOSED STOCK
CONSOLIDATION OR RECLASSIFICATION
January 2015